                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   SCHEDULE 13G/A

                                INFORMATION STATEMENT
                         PURSUANT TO RULES 13D-1 AND 13D-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


     NAME OF ISSUER:  Ohio Casualty Corp.


     TITLE OF CLASS OF SECURITIES: New Common Stock, Par Value $0.01
                                   Per Share

     CUSIP NO.             677240103


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(1)  NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
     The Chase Manhattan Corporation                SS# 13-2624428
     for Ohio Casualty  Insurance Co.
     Employee Savings Plan
     (the "Plan") and Trust                         SS# 31-0396250
     Administered by The Chase Manhattan Bank -     SS# 13-4494650


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) |_|
                                                           (B) |_|


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:

(5)  SOLE VOTING POWER:                          0      Common Shares


(6)  SHARED VOTING POWER:                        2,351,357      Common Shares


(7)  SOLE DISPOSITIVE POWER:                     0      Common Shares


(8)  SHARED DISPOSITIVE POWER:                   2,351,357      Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                 2,351,357      Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                                                 0 Common Shares

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                                                   6.94%


(12) TYPE OF REPORTING PERSON:                    HC


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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                   SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FEE BEING PAID:          No


ITEM 1 (a)   NAME OF ISSUER:   Ohio Casualty Corporation
ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                               136 North Third Street
                               Hamilton, OH  45025

ITEM 2 (a)   NAME OF PERSON FILING:

             The Chase Manhattan Corporation ("CMC"), its wholly owned subsidiary, The Chase
             Manhattan Bank, ("Chase") and Ohio Casualty
             Insurance Co. Employee Savings Plan (the "Plan") and Trust Created Pursuant Thereto
             (collectively, the "Filing Persons")

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             The Chase Manhattan Corporation
             270 Park Avenue
             New York, NY 10022
             Attention: Anthony J. Horan, Corporate Secretary

             The Chase Manhattan Bank
             Global Investor Services
             770 Broadway - 10th Floor
             New York, NY  10011
             Attention:  Jay H. Berkowitz, Vice President

             McDonnell Douglas Master Savings Trust
             c/o The Chase Manhattan Bank, Master Trustee
             770 Broadway - 10th Floor
             New York, NY  10011
             Attention:  Jay H. Berkowitz, Vice President


ITEM 2 (c)   CITIZENSHIP:

             CMC is a corporation organized under the laws of the State of Delaware.

             Chase is a state banking association organized under the laws of the state of New York.

             The Plan is governed under the laws of the State of New York, to the extent not pre-empted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock,  Par Value $0.01 Per Share ("Common Stock")



ITEM 2 (e)   CUSIP NO: 677240103


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ITEM 3   If this statement is filed pursuant to Rule 13d-1(b),
         or 13d-2(b), check whether the persons filing are:

(a) |_|  Broker of Dealer registered under Section 15 of the Act.

(b) |X|  Bank as defined in Section 3(a)(6) of the Act.

(c) |_|  Insurance company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e) |_| Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940.

(f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g) |X|  Parent Holding Company, Inc. accordance with Rule
         13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h) |_|  Group, in accordance with Rule 13d-1(b) (1)(ii)(H).


Item 4.  Ownership:

(a)         Amount Beneficially Owned:

            The Plan and Trust created pursuant thereto beneficially own 2,351,357 shares of Common Stock.


(b)         Percent of Class:

            CMC beneficially owns approximately 0%.

            Chase and the Plan each beneficially own approximately 6.94%.

            Number of shares as to which the Filing Persons have:

            (i)   sole power to vote or to direct the vote:

                  Chase and CMC have the sole power to vote or to direct the vote of 0 shares of Common Stock.

           (ii)   shared power to vote or to direct the vote:

                  The Plan and Trust created pursuant thereto share the power to vote or to direct the vote of 2,351,357 shares of Common Stock.

                  Chase and CMC share the power to vote or to direct the vote of 0 shares of Common Stock.
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          (iii)   sole power to dispose or to direct the disposition of:

                  Chase and CMC have the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

           (iv)   shares power to dispose or to direct the disposition of:


                  The Plan and Trust created pursuant thereto share the power to dispose or to direct the disposition of 2,351,357 shares of commons Stock.

                  Chase and CMC share the power to dispose or to direct the disposition of 0 shares of Common Stock.

        The 2,351,357 shares of Common Stock are held in the trust created pursuant to the Ohio Casualty Insurance Company Employee Savings Plan Plan Agreement dated September 1, 1989, and as subsequently amended, between Chase as Master Trustee (the "Master Trustee") and Ohio Casualty Corporation, for the benefit of participants in the Plan (the "Plan").

        Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange any Common Stock beneficially owned by the Trust as directed by the participants in the Plan (the "Participants").
        For this purpose, each Participant is a named fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.

        Under the terms of the Trust and the terms of the Plan, the Master Trustee will vote shares of common stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocated shares of common Stock, together with any allocated shares for which no instructions are received, are voted by the Master Trustee in the same proportion as the allocated shares of Common Stock for which instructions are received.

        Pursuant to the terms of the Plan, the administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

        The actions and duties of the Master Trustee under the terms of the Trust and the terms of the Plan, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.    Ownership of Five Percent or Less of a Class: N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
           Company:

As to CMC, this Schedule is filed pursuant to Rule 13d-1(b)(iii)(G). Chase is a wholly owned subsidiary of CMC. Chase is a bank as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.    Identification and classification of Members of the Group:  N/A

Item 9.    Notice of Dissolution of Group: N/A

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ITEM 10    CERTIFICATION:

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE
PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING
THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED
IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

Exhibits Exhibit 1- Joint Filing Agreement between The Chase Manhattan Corporation, The Chase Manhattan Bank and the Ohio Casualty Insurance Company Employee Savings Plan Created Pursuant thereto.


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                                SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                THE CHASE MANHATTAN CORPORATION



Dated:  February 12, 1998       By: /s/ Anthony J. Horan
                                    ---------------------------
                                        Anthony J. Horan
                                        Corporate Secretary


                                THE CHASE MANHATTAN BANK


Dated:  February 12, 1998       By: /s/Patricia A. Giangrande
                                    ---------------------------
                                       Patricia A. Giangrande
                                       Vice President


                                OHIO CASUALTY INSURANCE COMPANY EMPLOYEE
                                SAVINGS PLAN CREATED PURSUANT THERETO

                                By:  THE CHASE MANHATTAN BANK
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                Ohio Casualty Insurance Company Employee
                                Savings Plan Agreement

Dated:  February 12, 1998       By: /s/ Jay H. Berkowitz
                                    ---------------------------
                                        Jay H. Berkowitz
                                        Vice President

EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(F) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Ohio Casualty Company, and further agree that this joint Filling Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 12th day of February, 1998.

                                THE CHASE MANHATTAN CORPORATION



Dated:  February 12, 1998       By: /s/Anthony J. Horan
                                    ---------------------------
                                       Anthony J. Horan
                                       Corporate Secretary


                                THE CHASE MANHATTAN BANK


Dated:  February 12, 1998       BY: /s/Patricia A. Giangrande
                                    ---------------------------
                                       Patricia A. Giangrande
                                       Vice President

                                OHIO CASUALTY INSURANCE COMPANY EMPLOYEE
                                SAVINGS PLAN CREATED PURSUANT THERETO

                                By:  THE CHASE MANHATTAN BANK
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                Ohio Casualty Insurance Company Employee
                                Savings Plan Agreement

Dated:  February 12, 1998       BY: /s/ Jay H. Berkowitz
                                    --------------------------
                                        Jay H. Berkowitz
                                        Vice President